# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCHG Limited, CIK 0001979887
CUSIP: 98370X103
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Address of issuer's principal executive offices: XCHARGE EUROPE GMBH, HESELSTUCKEN 18, HAMBURG, Germany (2M), 22453
Date of event which requires filing of this statement: 07/23/2025
Filed by CIK 0002042208
Persons authorized to receive notices and communications: Rui Ding, XCHARGE EUROPE GMBH, HESELSTUCKEN 18, HAMBURG, Germany (2M), 22453, 49 4057128593

## Reporting persons
- Rui Ding (CIK 0002042208): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 0; shared voting power 632,379,139; sole dispositive power 632,379,139; shared dispositive power 0; aggregate amount beneficially owned 632,379,139 (24.3% of the class)
- Next EV Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 419,970,000; sole dispositive power 419,970,000; shared dispositive power 0; aggregate amount beneficially owned 419,970,000 (16.1% of the class)
- Alpha First International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 187,541,724; sole dispositive power 187,541,724; shared dispositive power 0; aggregate amount beneficially owned 187,541,724 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.00001 per share
Name of issuer: XCHG Limited
Address of issuer's principal executive offices: XCHARGE EUROPE GMBH, HESELSTUCKEN 18, HAMBURG, Germany (2M), 22453
Comment:
This Schedule 13D (this "Schedule 13D") is filed on behalf of Mr. Rui Ding, Next EV Limited and Alpha First International Limited (collectively, the "Reporting Persons"). This Schedule 13D relates to the Class A ordinary shares, par value $0.00001 per share (the "Class A ordinary shares"), of XCHG Limited (the "Issuer"), a Cayman Islands exempted company. No CUSIP number has been assigned to the Class A ordinary shares. CUSIP number 98370X103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Market, under the symbol "XCH." Each ADS represents 40 Class A ordinary shares.

The Reporting Persons were initially eligible to file a Schedule 13G under Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended. On July 23, 2025, the Reporting Persons acquired Class A ordinary shares representing more than two percent of the outstanding Class A ordinary shares during the prior twelve-month period. Therefore, the Reporting Persons are no longer eligible to file a Schedule 13G under Rule 13d-1(d) and are now filing this Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mr. Rui Ding, Next EV Limited and Alpha First International Limited.
Residence or business address: The principal business address of Mr. Rui Ding is HESELSTUCKEN 18, 22453 Hamburg, Germany. The registered address of each of Next EV Limited and Alpha First International Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: Mr. Rui Ding is the Chairman of the board of directors and Chief Technology Officer of the Issuer. The principal business of each of Next EV Limited and Alpha First International Limited is investing in securities.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Rui Ding is a citizen of the People's Republic of China. The remaining Reporting Persons are organized under the laws of the British Virgin Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The 419,970,000 Class B ordinary shares reported herein as beneficially owned by Next EV Limited were acquired from the Issuer on December 16, 2021 at the consideration of US$29,999. The source of these funds was the working capital of Next EV Limited. Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests of Next EV Limited, and Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests of Next EV Limited.

In his capacity as the Chairman of the board of directors and Chief Technology Officer of the Issuer, Mr. Rui Ding has from time to time been awarded pursuant to the Issuer's 2025 Share Incentive Plan (the "2025 Plan), the Issuer's 2023 Share Incentive Plan II (the "2023 Plan II") and the Issuer's 2023 Share Incentive Plan (the "2023 Plan"), restricted stock units ("RSUs") covering the right to receive the Issuer's ordinary shares, which RSUs are described below.

On August 7, 2023, pursuant to an award agreement by and between the Issuer and Mr. Rui Ding, the Issuer granted 24,867,415 RSUs representing the right to receive the Issuer's Class B ordinary shares to Mr. Rui Ding under the 2023 Plan. The RSUs vested upon grant, and as a result, Mr. Rui Ding acquired the beneficial ownership of the Class B ordinary shares underlying the RSUs under Rule 13d-3 of the Act. Mr. Rui Ding subsequently transferred the Class B ordinary shares underlying the RSUs to Next Charge Limited for no consideration. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Next Charge Limited is a wholly owned company of Mr. Rui Ding.

On July 23, 2025, pursuant to certain award agreements by and between the Issuer and Mr. Rui Ding, the Issuer granted an aggregate of 187,541,724 RSUs representing the right to receive the Issuer's Class A ordinary shares to Mr. Rui Ding, consisting of 109,236,843 RSUs granted under the 2025 Plan and 78,304,881 RSUs granted under the 2023 Plan II. The RSUs vested upon grant, and as a result, Mr. Rui Ding acquired the beneficial ownership of the Class A ordinary shares underlying the RSUs under Rule 13d-3 of the Act. Mr. Rui Ding subsequently transferred the Class A ordinary shares underlying the RSUs to Alpha First International Limited for no consideration. Mr. Rui Ding beneficially owns 100% of the equity interests of Alpha First International Limited through the trust for which he acts as the settlor and beneficiary.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Item 3 of this Schedule 13D is incorporated in this Item 4 by reference.

The Reporting Persons hold the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Issuer's board of directors. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Class A ordinary shares as of the date of this filing, based upon (a) 2,160,310,915 outstanding Class A ordinary shares as disclosed by the Issuer and (b) 444,837,415 Class B ordinary shares beneficially owned by the Reporting Persons (with such shares treated as converted into Class A ordinary shares only for purposes of computing the percentage ownership of the Reporting Persons pursuant to the Exchange Act). Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

Next EV Limited is the record holder of 419,970,000 Class B ordinary shares. Next Charge Limited, a wholly owned company of Mr. Rui Ding, owns 1% of the equity interests of Next EV Limited, and Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, owns 99% of the equity interests of Next EV Limited.

Next Charge Limited, a wholly owned company of Mr. Rui Ding, is the record holder of 24,867,415 Class B ordinary shares.

Alpha First International Limited, a company in which Mr. Rui Ding beneficially owns 100% of the equity interests through the trust for which he acts as the settlor and beneficiary, is the record holder of 187,541,724 Class A ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Class A ordinary shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Items 3 and 4 of this Schedule 13D is incorporated in this Item 6 by reference.

Future EV Limited, Future Charge Limited, Next EV Limited and Next Charge Limited entered into an acting-in-concert agreement in August 2023, pursuant to which the parties agreed to act in concert, as shareholders of the Issuer, in relation to all matters that require the decisions of the shareholders of the Issuer. If the parties are unable to reach a unanimous consent in relation to the matters that require action in concert, a decision that is made by Future EV Limited shall be deemed as a decision that is unanimously passed by the parties and shall be binding on the parties.

Mr. Rui Ding and Next EV Limited are also party to that certain Amended and Restated Investors' Rights Agreement, dated as of August 4, 2023 (the "Investors' Rights Agreement"), by and among the Issuer and the other investor parties thereto (such investor parties, collectively, the "Investors"), pursuant to which Mr. Rui Ding and Next EV Limited have agreed, among other things and subject to certain exceptions, to vote in favor of the appointment or removal of directors submitted pursuant to the Investors' Rights Agreement, in favor of any Drag-Along Sale (as defined in the Investors' Rights Agreement) and against certain other actions that are contrary to the rights in the Investor Rights Agreement.
By virtue of the Acting-In-Concert Agreement and the voting provisions under the Investors' Rights Agreement, each of the Reporting Persons, Future EV Limited, Future Charge Limited and the Investors may be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is a member of any such group. Future EV Limited has separately made a Schedule 13D filing reporting the Class A ordinary shares of the Issuer it may be deemed to beneficially own. Pursuant to Rule 13d-4 under the Act, the Reporting Persons expressly disclaim beneficial ownership of any Class A ordinary shares or other securities of the Issuer held by Future EV Limited, Future Charge Limited and the Investors that are subject to the Acting-In-Concert Agreement or the voting provisions under the Investor Rights Agreement, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such Class A ordinary shares or other securities.
The foregoing descriptions of the Acting-In-Concert Agreement and the Investors' Rights Agreement are only a summary, do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Acting-In-Concert Agreement and the Investors' Rights Agreement, which are filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated by reference herein.
The Reporting Persons are also party to the Joint Filing Agreement that is included as Exhibit 99.3 to this Schedule 13D.
Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Acting-In-Concert Agreement.

Exhibit 99.2 - Investors' Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's registration statement on Form F-1 (File No. 333-276802), as amended, initially filed on February 1, 2024).

Exhibit 99.3 - Joint Filing Agreement.

## Signatures
- Rui Ding: /s/ Rui Ding, Rui Ding (11/06/2025)
- Next EV Limited: /s/ Rui Ding, Rui Ding, Authorized Signatory (11/06/2025)
- Alpha First International Limited: /s/ Sun Jiaying, By Star Ridge Limited, its sole director, by Sun Jiaying, Authorized Signatory (11/06/2025)
- Alpha First International Limited: /s/ Yi Peili, By Star Ridge Limited, its sole director, by Yi Peili, Authorized Signatory (11/06/2025)